FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the “Corporation”) Suite 300, 250 6th Avenue S.W. Calgary, Alberta T2P 3H7

2.

Date of Material Change

July 11, 2008

3.

News Release

A news release was issued by the Corporation on July 11, 2008, through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation announces the appointment of Mr. Shankar Nandiwada as Acting Chief Financial Officer, effective immediately.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated July 11, 2008, which is attached to this report as Schedule “A”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President & COO, (403) 262-1838

9.

Date of Report

July 11, 2008.

Schedule “A”

NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES NEW ACTING CHIEF FINANCIAL OFFICER

CALGARY, July 11, 2008 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) is pleased to announce the appointment of Mr. Shankar Nandiwada as Acting Chief Financial Officer, effective immediately. Mr. Nandiwada earned his Chartered Accountant designation in India and his Certified General Accountant in Alberta, as well as a Chartered Management Accountant in England. He has worked in Alberta for 12 years in the manufacturing, distribution and oil and gas industries and brings to the Company skills in accounting, strategic business planning and financial reporting.

John Clarke, FCA, has completed his 6-month contract at Birch Mountain and has elected to seek other opportunities. John has agreed to assist Birch Mountain during the transition period over the next couple of weeks. “Birch Mountain thanks John for his contributions and we wish him well in his future endeavours,” states Joel Jarding, President and Chief Operating Officer. “I would also like to congratulate Shankar on his advancement within the Finance and Accounting Department.”

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.